UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

03890D108

(CUSIP Number)

Fredric N. Eshelman

Eshelman Ventures, LLC

319 North Third Street, Suite 301

Wilmington, North Carolina 28401

910-558-6885

with a copy to:

Donald R. Reynolds, Esq.

Lorna A. Knick, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

919-781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 7 Pages

1.	Name of Reporting Person Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,378,105 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,378,105 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,378,105 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 43.5% (1)(2)
14.	Type of Reporting Person OO

(1)

This amount includes 860,216 shares of common stock of Aravive, Inc., a Delaware corporation (the “Issuer”) that Eshelman Ventures, LLC (“Eshelman Ventures”) has the right to acquire upon the exercise of a warrant (the “March 2022 Warrant”). This amount excludes 8,153,060 shares of the Issuer’s common stock underlying Series A warrants and 8,153,060 shares of the Issuer’s common stock underlying Series B warrants (together, the “October 2022 Warrants”), which are not exercisable until stockholder approval of an increase in the number of the Issuer’s authorized shares of common stock pursuant to an amendment to the Issuer’s Certificate of Incorporation to allow for the full, sufficient authorized and unissued shares of common stock to cover the full exercise of all Series A and Series B warrants and the shares of common stock issuable upon exercise thereof (such increase, the “Authorized Share Increase”).

(2)

Calculated based on 60,687,097 shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), which includes (i) 59,826,881 shares of Common Stock outstanding as of October 31, 2022, as provided by the Issuer; and (ii) 860,216 shares of Common Stock underlying the March 2022 Warrant issued to Eshelman Ventures that Eshelman Ventures has the right to acquire upon exercise of the March 2022 Warrant.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 7 Pages

1.	Name of Reporting Person Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 72,998(3)
	8.	Shared Voting Power 26,378,105 (4)
	9.	Sole Dispositive Power 72,998(3)
	10.	Shared Dispositive Power 26,378,105 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,451,103(5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 43.6%(3)(4)(5)
14.	Type of Reporting Person IN

(3)	This amount includes 72,998 shares of Issuer’s Common Stock underlying options that are held by Dr. Eshelman that are exercisable within 60 days of the date of this report.
(4)

This amount includes 860,216 shares of Issuer’s Common Stock that Eshelman Ventures has the right to acquire upon the exercise of the March 2022 Warrant. This amount excludes 16,306,120 shares of the Issuer’s Common Stock underlying the October 2022 Warrants, which are not exercisable until the Authorized Share Increase.

(5)

Calculated based on 60,706,095 shares of the Issuer’s Common Stock, which includes (i) 59,826,881 shares of Common Stock outstanding as of October 31, 2022, as provided by the Issuer; (ii) 860,216 shares of Common Stock underlying the March 2022 Warrant issued to Eshelman Ventures that Eshelman Ventures has the right to acquire upon exercise of the March 2022 Warrant; and (iii) 72,998 shares of Common Stock underlying options granted to Dr. Eshelman that are exercisable in accordance to the respective vesting schedules and within sixty (60) days of the date of this report.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 4 to the Schedule 13D amends the statement on Schedule 13D filed with the SEC on April 16, 2020, and as further amended and filed with the SEC on February 19, 2021, January 6, 2022 and April 5, 2022, by the Reporting Persons and relates to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 4 to the Schedule 13D shall have the meanings set forth in the Schedule 13D (as defined below). Except as expressly amended below, the Schedule 13D, filed with the SEC on April 16, 2020, and as further amended and filed with the SEC on February 19, 2021, January 6, 2022 and April 5, 2022 (the “Schedule 13D”), remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons are filing this Amendment No. 4 to the Schedule 13D in part as a result of the purchase by Eshelman Ventures of 16,306,120 shares of Common Stock (the “October 2022 Shares”) and the October 2022 Warrants for an aggregate purchase price of approximately $15,000,000. The purchase of the October 2022 Shares and October 2022 Warrants was made pursuant to the Securities Purchase Agreement entered into on October 24, 2022, between the Issuer and each purchaser (the “Securities Purchase Agreement”). Eshelman Ventures purchased the October 2022 Shares and October 2022 Warrants using its investment capital or funds under management.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 24, 2022, the Issuer and Eshelman Ventures entered into a Securities Purchase Agreement, pursuant to which the Issuer sold to Eshelman Ventures, in a private placement, the October 2022 Shares, as well as the October 2022 Warrants, which will be exercisable following the Authorized Share Increase, as further described in Item 6 below. The Reporting Persons may make further acquisitions of the Issuer’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Issuer’s Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Aside from the forgoing, the Reporting Persons nor, to their knowledge, any person, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 4 to the Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Amendment No. 4 to the Schedule 13D are calculated as described in footnotes 1, 2, 3, 4 and 5 to the cover pages to this Amendment No. 4 to the Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 4 to the Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in this Item 5(c) was reported on a Form 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the October 2022 Warrants, and the underlying shares of Common Stock.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 24, 2022, the Issuer and Eshelman Ventures entered into a Securities Purchase Agreement relating to the October 2022 Shares and October 2022 Warrants. Pursuant to the Securities Purchase Agreement, Eshelman Ventures purchased the October 2022 Shares and October 2022 Warrants for an aggregate purchase price of approximately $15,000,000.

Pursuant to the Securities Purchase Agreement, the Issuer is obligated to hold a special meeting of stockholders (the “Stockholder Meeting”) for the purpose of obtaining stockholder approval of the Authorized Share Increase. The Stockholder Meeting shall be held no later than one hundred twenty (120) days following the date of the closing of the private placement (one hundred fifty (150) days if the SEC reviews the proxy statement for the special meeting). The Issuer will use its reasonable best efforts to obtain the stockholder approval and will cause the Issuer’s Board to recommend to the stockholders that they approve such matter. If, despite the Issuer’s reasonable best efforts, stockholder approval is not obtained, the Issuer will cause an additional Stockholder Meeting to be held every ninety (90) calendar days thereafter until stockholder approval is obtained.

Following the Authorized Share Increase, the Series A warrant will expire on the date that is the later of (i) fifteen (15) months after such Stockholder Meeting approval or (ii) one (1) month after public announcement by or on behalf of the Issuer of the publication of top line data from the Issuer’s Phase 3 trial of batiraxcept in platinum-resistant ovarian. Additionally, the Series B warrant will expire thirty (30) months after such Stockholder Meeting approval.

The issuance and sale of the October 2022 Shares, the October 2022 Warrants, and the underlying shares of Common Stock, was made in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer and customary conditions to closing, indemnification obligations of the Issuer, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of the Securities Purchase Agreement and as of a specific date, were solely for the benefit of the parties to the Securities Purchase Agreement, and may be subject to limitations agreed upon by the parties.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K, as amended, filed by the Issuer with the SEC on October 28, 2022 and which agreement is incorporated by reference herein. The Series A and Series B warrants are qualified in their entirety by reference to the full text of the form of respective warrant, copies of which are filed as Exhibits 4.2 and 4.3, respectively, to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2022 and which documents are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (appears at page 8 of this statement).

Exhibit 4.2	Form of Series A Warrant to Purchase Common Stock of Aravive, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2022).

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 7 Pages

Exhibit 4.3	Form of Series B Warrant to Purchase Common Stock of Aravive, Inc. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2022).

Exhibit 10.1	Form of Securities Purchase Agreement, dated as of October 24, 2022, by and between Aravive, Inc. and each purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, as amended, filed by the Issuer with the SEC on October 28, 2022).

CUSIP No. 03890D108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS AMENDMENT NO. 4 TO SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 4 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: November 3, 2022

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman